UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                          IntelGenx Technologies Corp.
                                (Name of Issuer)

                    Common Stock, $.00001 par value per share
                         (Title of Class of Securities)

                                    45822R101
                                 (CUSIP Number)

                                December 31, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45822R101               13G/A                    Page 2 of 9


     (1)   NAMES OF REPORTING PERSONS

            Northern Rivers Capital Management Inc.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,291,300
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,291,300
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,291,300
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             10.3%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             CO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45822R101               13G/A                    Page 3 of 9


     (1)    NAMES OF REPORTING PERSONS

            Northern Rivers Innovation Fund LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,536,200
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,536,200
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,536,200
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.9%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45822R101               13G/A                    Page 4 of 9


     (1)    NAMES OF REPORTING PERSONS

            Northern Rivers Horizon Fund LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    120,100
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    120,100
-----------------------------------------------------------------------

     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             120,100

-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             0.5%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45822R101               13G/A                    Page 5 of 9

----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Northern Rivers Innovation RSP Fund
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    635,000
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    635,000
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             635,000
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             2.9%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45822R101               13G/A                    Page 6 of 9

Item 1.

(a)  Name of Issuer

            IntelGenx Technologies Corp. (the "Company")

(b) Address of Issuer's Principal Executive Offices

           6425 Abrams
           Ville Saint Laurent, Quebec
           Canada H4S 1X9

Item 2(a).  Name of Person Filing

            Northern Rivers Capital Management Inc., ("NRCMI") with respect to the shares of Common Shares directly owned by NRIF, NRHF and NRIRF (as those terms are defined below).

            Northern Rivers Innovation Fund LP, ("NRIF") with respect to the shares of Common Shares directly owned by it.

            Northern Rivers Horizons Fund LP("NRHF") with respect to the shares of Common Shares directly owned by it.

            Northern Rivers Innovation RSP Fund ("NRIRF") with respect to the shares of Common Shares directly owned by it.

            NRCMI, NRIF, NRHF and NRIRF are sometimes hereinafter referred to collectively as the "Reporting Persons".


Item 2(b).  Address of Principal Business Office

            The address of the business office of each of NRCMI, NRIF, NRHF and NRIRF is Royal Bank Plaza, North Tower, Suite 2000, P.O. Box 66, 200 Bay Street, Toronto, Ontario M5J2J2.


Item 2(c).  Citizenship

            NRCMI is a corporation organized under the laws of Canada. NRIF and NRHF are limited partnerships organized under the laws of Ontario, Canada. NRIRF is a RSP trust organized under the laws of Ontario, Canada.


Item 2(d)  Title of Class of Securities

            Common shares, par value .00001 per share (the "Common Shares").


Item 2(e)  CUSIP Number

            45822R101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

CUSIP No. 45822R101               13G/A                    Page 7 of 9


(a)[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.
       78c).

(d)[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership

            The information required by Items 4(a) - (c) is set forth in Rows 5
- 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

            (a) Amount beneficially owned:

            Collectively, as of December 31, 2008, the Reporting Persons may be deemed the beneficial owners of a total of 2,291,300 of the Common Shares. NRCMI is engaged to provide investment advisory services to the Northern Rivers funds, to act as principal distributor of the units of the funds and has voting and dispositive power over the securities held by NRIF, NRHF and NRIRF.

            In addition to the shares of Common Stock beneficially owned by the Reporting Persons, the Reporting Persons collectively hold warrants to purchase 1,429,000 Common Shares. However, pursuant to the terms of the warrants, the Reporting Persons cannot exercise any of these warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 4.99% of the outstanding Common Shares.

            Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Common Shares in excess of their actual pecuniary interest therein.

            (b) Percent of class:

CUSIP No. 45822R101               13G/A                    Page 8 of 9


            Approximately 10.3% as of December 31, 2008.

            (c) Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote

                             0

                      (ii)   Shared power to vote or to direct the vote

                             2,291,300 shares of Common Shares.

                     (iii) Sole power to dispose or to direct the disposition of

                             0

                      (iv) Shared power to dispose or to direct the disposition of

                             2,291,300 shares of Common Shares.

Item 5.   Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

           Not applicable.

Item 8.   Identification and Classification of Members of the Group

           Not applicable.

Item 9.   Notice of Dissolution of Group

           Not applicable.

Item 10.  Certification

           By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45822R101               13G/A                    Page 9 of 9


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 17, 2009


NORTHERN RIVERS CAPITAL MANAGEMENT INC.


    By: /s/ Scott Laskey
        ------------------------------
        Name:  Scott Laskey
        Title: Chief Financial Officer


NORTHERN RIVERS INNOVATION FUND LP
By: Northern Rivers Capital Management Inc.

    By: /s/ Scott Laskey
        ------------------------------
        Name:  Scott Laskey
        Title: Chief Financial Officer


NORTHERN RIVERS HORIZON FUND LP
By: Northern Rivers Capital Management Inc.

    By: /s/ Scott Laskey
        ------------------------------
        Name:  Scott Laskey
        Title: Chief Financial Officer


NORTHERN RIVERS INNOVATION RSP FUND
By: Northern Rivers Capital Management Inc.

    By: /s/ Scott Laskey
        ------------------------------
        Name:  Scott Laskey
        Title: Chief Financial Officer